Exhibit 99.3

The following is an article that was originally published by Reuters on February 14, 2023, which contains quotes from Guillermo Sierra, an officer of Nabors Energy Transition Corp. (“NETC”), regarding NETC’s proposed transaction with Vast Solar Pty Ltd.

Australian solar firm Vast agrees $586 mln merger with Nabors SPAC

By David French

NEW YORK - Feb 14 (Reuters) Vast Solar has agreed to combine with a special purpose acquisition company (SPAC) backed by Nabors Industries (NBR.N) in a deal which will take the Australian company public in New York at a valuation of up to $586 million, the companies told Reuters.

SPAC Nabors Energy Transition Corp (NETC.N) is combining with Sydney-based Vast, which has been developing proprietary technology in concentrated solar power (CSP).

Unlike more commonplace photovoltaic (PV) solar panels which convert light into electricity, CSP uses mirrors to focus sunlight onto a receiver, which gathers the sun's energy as heat in sodium.

Since heat can be stored more effectively, CSP holds energy for longer periods of time than PV solar, helping to solve the latter's intermittency when the sun goes down.

The combination with NETC will provide up to $351 million of gross proceeds. Vast's business plans include building a utility-scale CSP plant - known as VS1 - in Port Augusta in South Australia, due to become operational in 2025, the companies told Reuters.

Vast also plans to combine its power generation technology with a facility on the same site producing green methanol.

The company believes its CSP technology will have a significant customer base in hot, arid climates including the U.S. Southwest, the Middle East and North Africa, and Australia.

Nabors is a global player in the oilfield services industry. Like other companies which made their names drilling oil and gas wells, the Houston-based company is looking to a future where fossil fuels hold a smaller role in the economy.

Guillermo Sierra, who leads energy transition strategy at Nabors, told Reuters the SPAC's combination with Vast would complement some of Nabors' existing investments in clean energy, and would offer the company a significant position in a key future technology.

"This is not a science experiment, but a responsible entry point that will allow us to capture a lot of upside," Sierra said in an interview.

Reporting by David French in New York; editing by Jason Neely